SSgA Funds

1301 Second Avenue, 18th Floor
Seattle, Washington 98101

Tel:	206.505.7877
Fax:	206.505.1559

Refer To: Mary Beth Rhoden

Direct Line: 206.505.4846

E-Mail: MBRHODEN@RUSSELL.COM

July 31, 2012	VIA EDGAR

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SSgA Funds (the “Registrant”) Post-Effective Amendment No. 107 under the 1933 Act and Amendment No. 105 under the 1940 Act Filed on April 6, 2012 under Rule 485(a) of the 1940 Act
	File Nos.	33-19229 811-5430

Dear Ms. Browning:

On behalf of the Registrant, this letter sets forth the responses to your comments on the above-referenced Registration Statement (“PEA 107”) as conveyed by telephone during your conversation with the undersigned and Carla L. Anderson on May 23, 2012. PEA 107 is comprised of an existing series of the Registrant, the SSgA S&P 500 Index Fund (the “Index Fund”). Capitalized terms used in this response and not otherwise defined shall have the meanings set forth in PEA 107. Summaries of the comments and our responses thereto are provided below.

Prospectus

1.	Comment: Please make the Tandy representations as EDGAR correspondence.

Response: The requested representations will be made.

2.	Comment: Please note that the Board of Trustees of the Portfolio must also execute the Registration Statement. Please add an appropriate legend to the cover page of the prospectus noting that the Portfolio’s Board of Trustees has executed the post-effective amendment.

July 31, 2012

Response: A signature page of the Portfolio’s Board of Trustees will be filed with Part C of the Registration Statement pertaining to the fund. The requested legend will be added.

3.	Comment: Please supplementally confirm whether the Portfolio is also registered under the 1940 Act.

Response: The Portfolio is registered under the 1940 Act.

4.	Comment: Please disclose in Item 2 any duplication of fees resulting from the master/feeder structure or confirm that there is no duplication.

Response: There is no duplication of fees resulting from the master/feeder structure.

5.	Comment: If the Portfolio is an affiliate of the Fund, please confirm that there is appropriate disclosure regarding this in Item 4. Additionally, please disclose in Item 4 any resulting conflicts of interests.

Response: The Portfolio and the Fund have the same investment adviser. Registrant respectfully notes that the prospectus includes disclosure regarding conflicts of interest under “Principal Risks — Master/Feeder Structure Risk.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.

6.	Comment: Please note that the introductory paragraph in the “Fees and Expenses of the Fund” section and the first footnote to the “Annual Fund Operating Expenses Table” are duplicative and Registrant need not include both.

Response: Registrant has reviewed the disclosure. After reviewing, Registrant believes it has provided sufficiently detailed disclosure to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

7.	Comment: Please include a separate line item for Acquired Fund Fees and Expenses in the Fund Operating Expenses table if such expenses exceed one basis point. Otherwise confirm that the line item “Other Expenses” includes such fees and expenses, if any. If there are no Acquired Fund Fees and Expenses, supplementally explain the need for the SAI disclosure under the “Purchase of Other Investment Company Funds” section.

Response: Registrant confirms that Acquired Fund Fees and Expenses do not exceed one basis point. The “Purchase of Other Investment Company Funds” section in the SAI relates to the potential future ability of the Fund to invest its assets in a “fund of funds” structure. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

July 31, 2012

8.	Comment: Please supplementally confirm that the management fee listed in the “Annual Fund Operating Expenses” table of 0.045% is correct.

Response: Registrant confirms the management fee listed in the “Annual Fund Operating Expenses” table of 0.045% is correct.

9.	Comment: Please confirm that the expense cap will be effective for at least one year from the effective date of the Registration Statement. Please disclose whether there is any right of recoupment of amounts previously waived or reimbursed. If not, please confirm this supplementally. Please add disclosure to the footnote to the expense table that the waiver may only be terminated during the applicable period by the Board and that total expenses will increase if any of the excluded expenses are incurred. Please confirm that the waiver letter will be filed as an exhibit to the registration statement.

Response: Registrant confirms that (1) the expense cap will be effective until [August 31, 2013, (2) there is currently no right to recoup any amount waived or reimbursed by the Adviser and (3) that the waiver letter will be filed as an exhibit to the Registration Statement. Additionally, Registrant has revised the footnote to read as follows:

“The fund’s investment advisor is contractually obligated until [August 31], 2013 to reimburse the fund for expenses to the extent that total expenses (exclusive of non-recurring account fees, extraordinary expenses and acquired fund fees) exceed 0.18% of average daily net assets on an annual basis. This waiver and reimbursement may not be terminated during the relevant period except with Board approval.”

10.	Comment: Please confirm that only the one-year period in the Example reflects the impact of the expense cap and that the expense cap is not reflected in the other periods in the Example.

Response: Registrant confirms that calculation of costs for the one year period takes into account the effect of any current contractual fee waivers and/or reimbursements. The calculation of costs for the remaining periods takes such fee waivers and/or reimbursements into account only for the first year of the periods. Additionally, Registrant has revised the introductory paragraph to read as follows:

“The example assumes that you invest $10,000 in the fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested, and that the fund’s operating expenses remain the same. The calculation of costs for the one year period takes into account the effect of any current contractual fee waivers and/or reimbursements; and the calculation of costs for the remaining periods takes such fee waivers and/or reimbursements into account only for the first year of the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:”

July 31, 2012

11.	Comment: In the “Portfolio Turnover” section, please disclose the turnover rate for the Portfolio.

Response: Registrant has revised the “Portfolio Turnover” section to indicate as follows:

“During the most recent fiscal year, the Portfolio’s turnover rate was 15% of the average value of its portfolio.”

12.	Comment: Please confirm that any strategy or risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa, or revise accordingly.

Response: Registrant confirms that any principal strategy or principal risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa.

13.	Comment: Please add disclosure to Item 4 similar to the disclosure in response to Item 9 that the fund is a feeder fund investing in a master fund.

Response: The requested change has been made.

14.	Comment: Please disclose in Item 4 or Item 9 the current capitalization range of securities that are included within the S&P 500 Index and how often that Index is reconstituted. Include additional capitalization risk language if necessary.

Response: Registrant has reviewed disclosure contained in Items 4 and 9 pertaining to the S&P 500 Index Fund. Registrant believes it has provided adequate disclosure and respectfully declines to make any changes in response to this comment.

15.	Comment: Please avoid the use of open-ended terms and phrases. Examples of such open-ended terms and phrases include:

a.	In the fund’s “Principal Investment Strategies” section, the term “various circumstances” when discussing that it may not be possible or practicable to purchase all 500 stocks of the S&P 500 Index in those weightings.

b.	In the fund’s “Principal Investment Strategies” sections, the term “other” and “including” when discussing the types of derivatives in which the fund may invest. Please use the phrase “consist of” and provide a complete list of derivatives in which the Fund may invest.

Response: Registrant has reviewed the documents for the use of open-ended terms and phrases. After reviewing, Registrant has removed the word “other” from the disclosure;

July 31, 2012

however, the Registrant believes that as revised it has provided sufficiently detailed disclosure to provide adequate and useful information to both potential and current investors. Accordingly, no other changes have been made in response to this comment.

16.	Comment: Please confirm supplementally what percentage of fund assets may be invested in derivatives. Explain in plain English the purpose of investing in derivatives and the attendant risks.

Response: There is no percentage limitation on the amount of fund assets that may be invested in Derivatives. The prospectus describes the purposes for which the Portfolio may invest in derivative transactions. Risks of investing in derivates are disclosed in response to Items 4 and 9. After reviewing, Registrant has provided disclosure that it believes is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

17.	Comment: Please confirm, and revise the disclosure to clarify, that the Portfolio is not actively managed.

Response: The Portfolio uses a passive management strategy to track the performance of the Index. After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

18.	Comment: Please confirm that the only equity securities in which the Portfolio invests are common stocks. If yes, please revise the heading “Risks Common to Funds Investing Principally in Equity Securities,” to read “Risks Common to Investing Principally in Common Stocks.” Please add disclosure regarding risks specific to common stocks in Item 9, such as rights of common stockholders being subordinate to those of bond holders.

Response: After reviewing the disclosure, Registrant believes that the disclosure is appropriate and provides accurate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

19.	Comment: Please add disclosure to the strategies and risks sections of the Prospectus that the Portfolio will be concentrated to the extent that the Index is concentrated.

Response: Registrant has reviewed the disclosure and respectfully notes that Investment Restriction No. 1 indicates that the Fund will concentrate in particular industries to the extent its underlying index concentrates in those industries. After reviewing, Registrant believes it has provided sufficiently detailed disclosure to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

July 31, 2012

20.	Comment: Please revise the Average Annual Total Returns table Fund to include the parenthetical “(reflects no deduction for fees, expenses or taxes)” after the benchmark’s name as required by Item 4 of Form N-1A.

Response: The requested change has been made.

21.	Comment: Please move the disclosure in the footnote to the Average Annual Total Return table to be in Item 9.

Response: Registrant respectfully declines to move the disclosure in the footnote to Item 9. Registrant believes that the additional disclosure in Item 4 provides shareholders with important disclosure to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

22.	Comment: Please delete any cross-references that appear pre-Item 8 unless required by the Form. For example, in the “Investment Advisory” section, please delete the sentence “For important information about investment advisor, please turn to “Fund Management” beginning on page ,” as it is not required by the Form.

Response: Registrant respectfully declines to delete cross-references to the more fulsome disclosure in the statutory prospectus. While the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Funds is contained in the summary.

23.	Comment: Please conform the language under “Payments to Brokers, Banks and Other Financial Intermediaries” to that required by Item 8 of the Form.

Response: Registrant has reviewed Item 8 and the prospectus disclosure. Instructions to Item 8 indicate that “a Fund may modify the statement if the statement contains comparable information.” After reviewing, Registrant respectfully declines to revise the disclosure in response to this comment.

24.	Comment: In the “Investment Objectives and Investment Strategies of the Fund” section, please provide disclosure regarding the number of days’ notice that shareholders will receive when there is a material change in a Fund’s investment objective.

Response: Registrant generally expects to notify shareholders of any material change in a Fund’s investment objective at least 60 days in advance of the change. However, this notice period depends on the facts and circumstances and will vary. Accordingly, Registrant has modified disclosure to indicate that to the extent that there is a material change in a fund’s investment objective, shareholders will be provided with reasonable notice.

July 31, 2012

25.	Comment: “Securities Lending” is listed as a risk in Item 9 but not in Item 4. If principal, please include disclosure regarding securities lending in Item 4. Please clarify whether the fund can lend securities as indicated under the section “Investment Strategies Common to the SSgA Funds.” Please disclose whether the [fund] can recall a loaned security if there is a proxy vote.

Response: The fund may engage in securities lending, however the fund does not consider securities lending to be a principal investment strategy. Registrant respectfully declines to make changes in response to this comment.

26.	Comment: With respect to “Investment Strategies Common to the SSgA Funds” section, please confirm that disclosure in this section is applicable to this fund.

Response: Registrant confirms that the disclosure under the aforementioned section is applicable to this fund. Registrant uses common disclosure for certain sections of the registration statement to ensure consistency of disclosure across multiple documents. The title as stated is intended to be used in multiple documents. Registrant respectfully declines to make changes in response to this comment.

27.	Comment: With respect to the “Investment Management Fees” section, please supplementally confirm that the arrangements that are described are part of the Advisory Agreement.

Response: The contractual fee waivers and reimbursements are reviewed as part of the investment advisory agreement that is considered annually under Section 15(c) of the 1940 Act, however, the waivers and reimbursements are letter agreements that are executed on an annual basis separate from the investment advisory agreement.

28.	Comment: In the “Trade Dates-Purchases,” section, include a definition of “good order.” Also, please include the phrase “good order” in the prospectus whenever there is a discussion of receipt of a purchase or redemption request.

Response: “Good order” is satisfied when all required documents are received in an accurate and complete form, i.e., a signed application, medallion-guaranteed documents (in accordance with the prospectus disclosure), and, with respect to purchases, when the check or wired funds have cleared. Registrant has made the requested changes.

29.	Comment: In the “Refused or Rejected Purchase Requests” section, add “within [one] day of receipt” to disclose when shareholders will be notified of a rejected purchase order.

July 31, 2012

Response: Registrant has reviewed the disclosure. After reviewing, Registrant believes it has provided sufficiently detailed disclosure to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

30.	Comment: Please confirm that both the Portfolio and the fund ordinarily have a 4:00 p.m. Eastern Time cutoff for purchase and redemption orders.

Response: The fund and the Portfolio both ordinarily have a 4:00 p.m. Eastern Time cutoff for purchase and redemption orders.

31.	Comment: Under the “Trade Dates-Redemptions” section, please include disclosure that a redemption request received in good order on business day by the close of the NYSE trading day, will receive that day’s NAV.

Response: The requested change has been made.

32.	Comment: Under the “Suspension of Shareholder Redemptions” paragraph, please explain specifically what the phrase “to the extent permitted by law” means.

Response: Registrant has revised disclosure to indicate that shareholder redemptions may be permitted to the extent permitted under the 1940 Act.

33.	Comment: Under the “Exchanging Shares” section, please delete the word “generally” in the second paragraph. Otherwise please explain the exceptions to the policy.

Response: Registrant has reviewed the disclosure. After reviewing, Registrant believes it has provided sufficiently detailed disclosure to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

34.	Comment: In the second paragraph under the “Frequent Trading Limits” section, please add disclosure as to whether the fund accommodates frequent purchases and redemptions of fund shares.

Response: Registrant has added disclosure to indicate that “The Funds do not accommodate frequent purchases and redemptions of fund shares by fund shareholders.”

35.	Comment: In the “Information Regarding Standard & Poor’s Corporation” section, please indicate whether the Portfolio has licensed the Index.

Response: Registrant respectfully notes that the disclosure in the aforementioned section states that the trademarks have been licensed for use by the fund through the Portfolio. Therefore, Registrant respectfully declines to make any changes in response to this comment.

July 31, 2012

36.	Comment: With reference to Footnote (c) under “Financial Highlights,” please confirm supplementally that the fee table expense ratios are gross of any custody credits.

Response: Registrant confirms that expense ratios in Item 4 are gross of custody credits.

SAI

37.	Comment: Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal risks are disclosed, please confirm that all principal risks are disclosed in the Prospectus or revise accordingly. Finally, please confirm that the principal and non-principal risks are appropriately distinguished from each other.

Response: Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAI. Registrant further confirms that all principal risks disclosed in the SAI are also disclosed in the Prospectus. Finally, Registrant confirms that the principal and non-principal risks are appropriately distinguished from each other.

38.	Comment: In the “Description of Investments and Risks” section, to the extent the investment strategies are those of the Portfolio, please change references from Fund to Portfolio.

Response: Appropriate clarifications have been made.

39.	Comment: Please disclose what action will be taken if the Portfolio reaches the 15% limit on illiquid securities.

Response: Registrant notes that, with respect to the limit on illiquid securities, the “Investment Restrictions” section of the SAI currently states that the limitation is applied at the time an investment is made. Registrant believes this disclosure is sufficient and respectfully declines to make any changes in response to this comment.

40.	Comment: Please disclose what action will be taken if the fund reaches the 33 1/3% limit on borrowing and provide an explanation of borrowing.

Response: Registrant has reviewed the disclosure. After reviewing, Registrant believes it has provided sufficiently detailed disclosure to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

July 31, 2012

41.	Comment: Please clarify the disclosure under the “Portfolio Holdings Disclosure” section to:

(a)	remove the phrase “such as” in paragraph (b) or provide a complete list of such service providers;

(b)	clarify which service providers have access to portfolio holdings information on a real time basis; and

(c)	please explain supplementally if the custodian has the same ability to access portfolio holdings and provide it to others, and add disclosure if this is the case.

Response:

(a) The requested change was made.

(b) and (c) Registrant has reviewed disclosure in the SAI, which indicates that the Disclosure Policies permit the disclosure of any and all portfolio information to the Funds’ service providers who need access to such information in the performance of their contractual duties and responsibilities, so long as the disclosure is subject to duties of confidentiality imposed by law and/or contract. This includes the Advisor and Custodian, and the obligations under their respective service provider contracts cover confidentiality of Fund data. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

42.	Comment: Under the “Investment Restrictions” section, please indicate if there are material differences in the investment restrictions of the fund and of the Portfolio and, if so, please provide disclosure regarding the material differences. Otherwise, please state that there are no material differences.

Response: Requested changes have been made.

43.	Comment: If the fund is permitted to invest in reverse repurchase agreements, please add disclosure describing those instruments.

Response: Registrant confirms that the fund does not invest in reverse repurchase agreements. Accordingly, no changes have been made in response to this comment.

44.	Comment: Under “Investment Restrictions,” No. 8, please remove “except as permitted by investments objectives, policies and restrictions,” as this is restrictive language.

Response: Registrant respectfully notes that Investment Restriction No. 8 is a fundamental investment restriction and may not be altered without the approval of the fund’s shareholders. Accordingly, no changes have been made to the investment restriction in response to this comment.

July 31, 2012

45.	Comment: Please note that Investment Restrictions No. 11 appears to be inconsistent with No. 10. Please explain the purpose of investment restriction 11.

Response: Registrant respectfully submits that it believes that Investment Restriction No. 11 is not inconsistent with Investment Restriction No. 10. Investment Restriction No. 10 is meant to modify Investment Restriction No. 11, and certain other investment restrictions of the Fund, to the extent necessary to permit the Fund to participate as a feeder fund in a master-feeder arrangement. Investment Restriction No. 10 was approved by shareholders in 2000 pursuant to a proxy statement dated April 16, 2000 in connection with the Fund’s potential conversion to a master-feeder arrangement.

The April 16, 2000 proxy statement contained the following explanation of the purpose of Investment Restriction No. 10:

“Certain of your Fund’s existing fundamental investment restrictions, such as those limiting investments by the Fund in a single issuer or in another investment company, presently prevent your Fund from participating in a Master-Feeder Arrangement. In order to provide your Fund with the flexibility to participate in a Master-Feeder Arrangement, the Board of Trustees proposes to modify your Fund’s fundamental investment policies and restrictions by adding the following new investment policy to the fundamental investment restrictions of your Fund…”

In the event that the Fund were to pursue its investment strategies by direct investments in securities and not by “invest[ing] all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund” Investment Restriction No. 10 would have no impact and Investment Restriction No. 11 would govern the Fund’s ability to invest in other investment companies.

46.	Comment: Please add an anti-leverage carve-out as a non-fundamental investment restriction or operating policy to indicate that the fund will not purchase additional securities while outstanding borrowings exceed 5% of total assets. Otherwise, please include disclosure regarding the impact of leverage.

Response: Registrant has added disclosure under “Investment Restrictions” section of the SAI as follows:

“Under the 1940 Act, the Fund is presently permitted to borrow up to 5% of its total assets from any person for temporary purposes, and may also borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the company’s other assets. Put another way, an investment company may borrow, in the aggregate, from banks and others, amounts up to one-third (33  1/3%) of its

July 31, 2012

total assets (including those assets represented by the borrowing). Accordingly, if the Fund were required to pledge assets to secure a borrowing, it would pledge no more than one-third (33  1/3%) of its assets. The limitations on borrowing apply constantly and not only at the time a borrowing is made.

The Fund will not purchase additional securities while outstanding cash borrowings exceed 5% of total assets.”

47.	Comment: Under the last paragraph of the “Investment Restrictions” section, please exclude holdings of illiquid securities and borrowings as these restrictions apply at all times.

Response: Registrant notes that, with respect to the limit on illiquid securities, the “Investment Restrictions” section of the SAI currently states that the limitation is applied at the time an investment is made. Registrant has added disclosure with respect to borrowings under the “Investment Restrictions” section of the SAI to indicate that the limitations on borrowing apply constantly and not only at the time a borrowing is made.

We appreciate your comments and trust that this satisfactorily responds to them. In the event that we can be of further assistance, please do not hesitate to contact the undersigned at (206) 505-4846 or Ms. Anderson at (206) 505-4345.

Very truly yours,

/s/ Mary Beth Rhoden

Mary Beth Rhoden

Secretary and Chief Legal Officer

SSgA Funds

cc:	Lance C. Dial, Esq.

Joshua A. Weinberg, Esq.

Philip H. Newman, Esq.

SSgA Funds

1301 Second Avenue, 18th Floor
Seattle, Washington 98101

Tel:	206.505.7877
Fax:	206.505.1559

Refer To: Mary Beth Rhoden

Direct Line: 206.505.4846

E-Mail: MBRHODEN@RUSSELL.COM

July 31, 2012	VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	SSgA Funds (The “Registrant”) Securities Act File No. 33-19229 Investment Company Act File No. 811-5430

Ladies and Gentlemen:

In connection with your review of Post-Effective Amendment No. 107 (“PEA 107”) (filed by the Registrant on April 6, 2012), the undersigned hereby acknowledges on behalf of the Registrant that:

•	The Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the PEA 107 filed by the Registrant on April 6, 2012;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Registrant may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrant.

Thank you for your attention to the foregoing.

Very truly yours,

/s/ Mary Beth Rhoden

Mary Beth Rhoden

Secretary and Chief Legal Officer